SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                            ORTEC INTERNATIONAL, INC.
                            _________________________
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    68749B108
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               __________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 823,800
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   823,800
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            823,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            12.55%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LUPA FAMILY PARTNERS

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 467,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   467,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            467,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.12%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 467,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  823,800
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   467,400
    With
                           10       Shared Dispositive Power
                                            823,800

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,291,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            19.67%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 68749B108

1        Name of Reporting Person
         I.R.S. Identification Nos. of Above Persons (Entities Only)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  823,800
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            823,800

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            823,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                           [x]

13       Percent of Class Represented By Amount in Row (11)

                                            12.55%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                               Page 6 of 8 Pages


                  This Amendment No. 13 to Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Shares"), of Ortec International, Inc. (the "Issuer"). This Amendment No. 13 supplementally amends the initial statement on Schedule 13D dated September 29, 1997, filed by the Reporting Persons (as defined herein) and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 13 is being filed to report that on July 31, 1999 the JS&C Contract (as previously defined) and the Lupa Contract (as previously defined) were terminated. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  This Statement is being filed by SFM LLC, Lupa, Mr. Soros and Mr. Druckenmiller (collectively, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quasar Partners and Lupa.

Item 5.  Interest in Securities of the Issuer.

                  On July 31, 1999, the JS&C Contract and the Lupa Contract were terminated.

                  (a) (i) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 823,800 Shares held for the account of Quasar Partners (approximately 12.55% of the total number of Shares outstanding).

                      (ii) Mr. Soros may be deemed the beneficial owner of 1,291,200 Shares (approximately 19.67% of the total number of Shares outstanding). This number consists of (A) 823,800 Shares held for the account of Quasar Partners and (B) 467,400 Shares held for the account of Lupa.

                      (iii)Lupa may be deemed the beneficial owner of the 467,400 Shares held for its own account (approximately 7.12% of the total number of Shares outstanding).

                  23,700 Shares are held for the account of Quasar Rabbico N.V., a Netherlands Antilles corporation ("Quasar Rabbico"), which is a wholly owned subsidiary of Quasar Partners. Investment discretion granted to SFM LLC, pursuant to contracts with the SFM Clients, does not extend to portfolio investments of Quasar Rabbico, including the investment in the Shares. Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any such Shares.

                  (b) (i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 823,800 Shares held for the account of Quasar Partners.

                      (ii) Each of Mr. Soros and Mr. Druckenmiller may be deemed to have the shared power to direct the voting and disposition of the 823,800 Shares held for the account of Quasar Partners.

                      (iii) Mr. Soros, by virtue of his position as a general partner of Lupa, may be deemed to have the sole power to direct the voting and disposition of the 467,400 Shares held for the account of Lupa. Mr. Paul Soros, the other general partner of Lupa, does not normally exercise voting and dispositive power over the investments held for the account of Lupa.



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                                                               Page 7 of 8 Pages

                      (iv) Lupa may be deemed to have the sole power to direct the voting and disposition of the 467,400 Shares held for its own account.

                  (c) There have been no transactions with respect to the Shares since June 11, 1999 (60 days prior to the date hereof) by any of the Reporting Persons or Quasar Partners.

                  (d) (i) Pursuant to a combination of Quasar Fund with and into Quantum Industrial Holdings Ltd. ("QIH"), effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund (including the Shares held for the account of Quasar Partners) were transferred to, and are held indirectly by, QIH. SFM LLC serves as principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments. The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                      (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Lupa in accordance with their partnership interests in Lupa.

                  (e)      Not applicable.

                  SFM LLC and Mr. Druckenmiller expressly disclaim beneficial ownership of any Shares not held for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and Lupa. Lupa expressly disclaims ownership of any Shares not held for its account.

                                                               Page 8 of 8 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 10, 1999

                                SOROS FUND MANAGEMENT LLC


                                By:     /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Managing Director

                                LUPA FAMILY PARTNERS


                                By:      George Soros
                                         its General Partner

                                         By:      /S/ SEAN C. WARREN
                                                  ------------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact

                                GEORGE SOROS


                                By:     /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact


                                STANLEY F. DRUCKENMILLER



                                By:     /S/ SEAN C. WARREN
                                        ----------------------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact